EXHIBIT 99.1

O2Micro Reports Third Quarter 2021 Financial Results

GEORGE TOWN, Grand Cayman, Oct. 29, 2021 (GLOBE NEWSWIRE) --

Operational Highlights:

  2021 Q3 revenue was $27.3 million.

  Revenue increased 22.6% compared to the same quarter in 2020.

  GAAP net income was $0.12 per fully diluted ADS, up from $0.10 per fully diluted ADS, for the same quarter a year ago.

  O2Micro expects the fourth quarter 2021 revenue to be in the range of $25.5 million to $26.5 million.

O2Micro® International Limited (NASDAQ: OIIM)(“O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter ending September 30, 2021.

Financial Highlights for the Third Quarter ending September 30, 2021:
O2Micro reported the third quarter 2021 revenue of $27.3 million within guidance provided on July 30, 2021. Revenue was up 22.6% from the same quarter in the previous year. The gross margin in the third quarter of 2021 was 52.0%, which was up from 51.8% in the same quarter of 2020. During the third quarter of 2021, the Company recorded total GAAP operating expenses of $10.6 million and was up from $8.4 million in the third quarter of 2020. The GAAP operating margins for the third quarter of 2021 was 13.3% compared to 14.0% in the third quarter of 2020. The Company reported 2021 Q3 GAAP net income of $3.7 million, or $0.12 per fully diluted ADS, compared to a GAAP net income of $2.9 million or $0.10 per fully diluted ADS in the comparable quarter of 2020.

Supplementary Data:
The Company ended the third quarter of 2021 with $50.7 million in unrestricted cash and short-term investments or $1.78 per outstanding ADS, along with 344 employees worldwide of which 201 are engineers.

Management Commentary:
“O2Micro’s escalating growth continued through the third quarter with revenue increasing 4.1% from the prior quarter and 22.6% over the same quarter in 2020. Our battery business grew strongly despite the dynamic market and supply chain situation. Not only have the lithium-ion battery dominated the power tool market but the high-end tools, which is our focus, outgrows the other sectors. Our Intelligent Lighting group business continues to expand with recent design wins as the high-end TV market takes market share,” said Sterling Du, O2Micro’s Chairman and CEO. “These factors, along with continued investment to the RD and expanding packing testing capability, are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its third quarter conference call on October 29, 2021, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 6414359

Participants, Int'l Toll: 800-767-8973
Participants, US/CAN: 800-767-8973

The Call-in Audio Replay will be available following the call at 12:00PM Eastern Time (US & Canada) for the next 14 days.   https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VklkSzg1T0VNUFBpN0lqN084dUh6T25wNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRFNU00a2YvZGJzQWxCVjZTY0pUbkRBPT0=

An online replay will also be available at https://ir.o2micro.com following the conference.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2Micro
Daniel Meyberg
Investor Relations

Gregory Communications FCA
Joe Hassett

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

OPERATING REVENUES	$27,270	$22,235	$76,711	$55,100

COST OF REVENUES	13,096	10,713	37,060	26,634

GROSS PROFIT	14,174	11,522	39,651	28,466

OPERATING EXPENSES
Research and development (1)	5,126	4,072	14,433	13,238
Selling, general and administrative (1)	5,434	4,333	15,955	13,357

Total Operating Expenses	10,560	8,405	30,388	26,595

INCOME FROM OPERATIONS	3,614	3,117	9,263	1,871

NON-OPERATING INCOME
Interest income	48	92	186	436
Net loss recognized on long-term investments	-	(171)	-	(212)
Foreign exchange gain (loss) – net	57	(124)	29	(184)
Government grants	136	67	274	151
Other – net	101	204	344	430
Total Non-operating Income	342	68	833	621

INCOME BEFORE INCOME TAX	3,956	3,185	10,096	2,492

INCOME TAX EXPENSE	279	255	776	722

NET INCOME	3,677	2,930	9,320	1,770

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(148)	576	36	494
Unrealized pension gain	-	-	1	1
Total Other Comprehensive (Loss) Income	(148)	576	37	495

COMPREHENSIVE INCOME	$3,529	$3,506	$9,357	$2,265

EARNINGS PER ADS
Basic	$0.13	$0.11	$0.33	$0.07
Diluted	$0.12	$0.10	$0.30	$0.06

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	28,478	27,040	28,323	26,917
Diluted (in thousands)	31,017	28,896	31,221	28,078

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$98	$66	$294	$213
Selling, general and administrative	$345	$260	$996	$837

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2021	2020
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$22,073	$18,752
Restricted cash	38	37
Short-term investments	28,661	29,054
Accounts receivable – net	16,693	16,430
Inventories	18,001	12,588
Prepaid expenses and other current assets	3,423	2,548
Total Current Assets	88,889	79,409

LONG-TERM INVESTMENTS	992	992

PROPERTY AND EQUIPMENT – NET	22,407	17,266

OTHER ASSETS	3,858	4,369

TOTAL ASSETS	$116,146	$102,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$10,295	$7,995
Income tax payable	376	272
Lease liabilities	977	865
Accrued expenses and other current liabilities	5,355	5,934
Total Current Liabilities	17,003	15,066

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	144	177
Deferred income tax liabilities	690	545
Lease liabilities	1,965	2,091
Other liabilities	69	68
Total Other Long-Term Liabilities	2,868	2,881

Total Liabilities	19,871	17,947

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of September 30, 2021 and December 31, 2020 Outstanding – 1,425,507,250 and 1,361,886,000 shares as of September 30, 2021 and December 31, 2020, respectively	33	33
Additional paid-in capital	142,974	143,422
Accumulated deficits	(37,951)	(46,744)
Accumulated other comprehensive income	5,777	5,740
Treasury stock – 243,529,350 and 307,150,600 shares as of September 30, 2021 and December 31, 2020, respectively	(14,558)	(18,362)
Total Shareholders’ Equity	96,275	84,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$116,146	$102,036

Email: ir@o2micro.com